May 30, 2007
Securities and Exchange Commission
Mr. Jay Mumford
100 F Street, N.E. — Mail Stop 6010
Washington, D.C. 20549

Re:	Solar Power, Inc. Registration Statement on Form SB-2 Filed January 17, 2007 File No. 333-140023

David C. Adams
916.558.6028 direct
dadams@weintraub.com

Dear Mr. Mumford:
We represent Solar Power, Inc., a California corporation, and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company. Please note the change in counsel for the Company, and related contact information at the end of this letter and on the cover of the registration statement.
This letter responds to the Securities and Exchange Commission’s May23, 2007 letter (the “Comment Letter”), and addresses the Staff’s comment relating to the inclusion of interim financial statements, which were completed after the prior pre-effective amendment was filed. In connection with this response, the Company is concurrently filing a Pre-Effective Amendment No. 4 to the Form SB-2 (the “Amendment”) today. Courtesy copies of the document are also transmitted with this letter for the Staff’s convenience. Prior Staff comments were responded to in Pre-Effective Amendment No. 3, including the correspondence that accompanied that filing. In addition, we are attaching the Company’s acknowledgement.
Please note, while reviewing our responses to the prior comments and amendment, we noted an additional correction on pages 45 and 46 of the Compensation Table. We have corrected an edit from the prior amendment to correctly present shares issued post split of 16,667 to Mr. Landa and Mr. Smith, respectively for services to the Company as stock awards and post split shares of 33,333 issued to Pamplona, Inc., controlled by Mr. Landa and Mr. Smith, for services. The shares issued to Pamplona, Inc. were split equally between Mr. Landa and Mr. Smith and included in their respective “All Other Compensation”.
Please note counsel’s new address and contact information, and fax all correspondence relating to this matter to David C. Adams at (916) 446-1611. In addition, for any questions or further discussions relating to this matter, please contact me directly at (916) 558-6028.
Very truly yours,
/s/ David C. Adams
David C. Adams

Cc:	Stephen C. Kircher Glenn Carnahan